UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549
                            SCHEDULE 13D

             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (Amendment No.     )*


                    MERIDIAN USA HOLDINGS, INC.
                        (Name of Issuer)

                   COMMON STOCK, $.001 PAR VALUE
                   (Title of Class of Securities)

                            589844109
                          (CUSIP Number)
                 U.S. Bancorp Libra, a division of
                   U.S. Bancorp Investments, Inc.
        11766 Wilshire Boulevard, Suite 870, Los Angeles, CA  90025
                          (310) 312-5616
                Attn: Kendrick F. Royer, General Counsel
(Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)

                          January 10, 2001
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rules
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.
See Rules 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       Page 1 of 7

CUSIP No. 589844109                                        Page 2 of 7

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)
             U.S. Bancorp Libra, a division of U.S. Bancorp Investments, Inc.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                              (b) / /
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3     SEC USE ONLY
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4     SOURCE OF FUNDS*
             WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or (e)                                                    / /
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
             Minnesota
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    NUMBER OF              7   SOLE VOTING POWER
     SHARES                       5,181,270
  BENEFICIALLY            ----------------------------------------------------
    OWNED BY               8   SHARED VOTING POWER
      EACH                       - 0 -
    REPORTING             ----------------------------------------------------
   PERSON WITH             9   SOLE DISPOSITIVE POWER
                                  5,181,270
                          ----------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                                  - 0 -
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,181,270
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       44.8%
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14  TYPE OF REPORTING PERSON*
                       BD
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*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 589844109                                        Page 3 of 7

	Each of the responses to Items 1 through 6 of this Schedule, as applicable, is incorporated by reference into the response to each other Item.

Item 1.      Security and Issuer.

     This statement on Schedule 13D (the "Statement") relates to the Common Stock, $.001 par value (the "Common Stock"), of
Meridian USA Holdings, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1356 N.W. 2nd
Avenue, Boca Raton, FL  33432.

Item 2.      Identity and Background.

     This statement is filed on behalf of U.S. Bancorp Libra, a division of U.S. Bancorp Investments, Inc. ("U.S. Bancorp Libra"). U.S. Bancorp Investments, Inc. is incorporated in the State of Minnesota. The principal business of U.S. Bancorp Libra is acting as a broker-dealer of securities. The address for its principal business as well as its principal office:

             c/o U.S. Bancorp Libra, a division of U.S. Bancorp
                 Investments, Inc.
             11766 Wilshire Boulevard, Suite 870
             Los Angeles, California 90025

        U.S. Bancorp Libra operates as a division of U.S. Bancorp Investments, Inc. It is independently managed by an Operating Committee comprised of Jess M. Ravich, Chairman and Chief Executive Officer, Jeffrey Benjamin, Co-Chief Executive Officer, and James B. Upchurch, President. Each of these individuals is a citizen of the United States of America.

     (d) During the last five years, U.S. Bancorp Libra and the members of its Operating Committee have not been convicted in a criminal proceeding.

     (e) During the last five years, U.S. Bancorp Libra and the members of its Operating Committee have not been a party to a civil proceeding of a judicial or administrative body of competent juris-diction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

     Pursuant to the Securities Purchase Agreement (as defined in
Item 4 below), the total consideration paid by U.S. Bancorp
Libra in connection with its purchase of the Convertible Preferred Stock (as defined in Item 4 below) was $8.0 million. The acquisition of the Convertible Preferred Stock is described in more detail in Item 4 below. The funds for the purchase of the Convertible Preferred Stock by U.S. Bancorp Libra came from its working capital.

Item 4.      Purpose of the Transaction.

     Pursuant to a Securities Purchase Agreement, dated June 16, 2000, by and between the Issuer and U.S. Bancorp Libra (the "Securities Purchase Agreement"), U.S. Bancorp Libra purchased $8.0 million aggregate principal amount of the Issuer's Series A Convertible Notes (the "Notes") for general investment purposes. The Notes were convertible into one (1) share of Series II Convertible Preferred Stock ("Convertible Preferred Stock") for each $1,000 of principal and accrued interest under the Notes at the time of conversion. On January 10, 2001, the Notes were converted into an aggregate of 8,230 shares of Convertible Preferred Stock (taking into account all accrued interest as of the date of conversion).

CUSIP No. 589844109                                        Page 4 of 7

     Each share of Convertible Preferred Stock is convertible into common stock ("Common Stock") at the rate of one share of common stock for each $1.70 of the purchase price of the Convertible Preferred Stock (equal to the principal and accrued interest under the Notes at the time of conversion into Convertible Preferred Stock, plus the 5% cumulative dividend under the Convertible Preferred Stock), subject to adjustment for extraordinary corporate events and in other specified circum-stances.

     The Issuer's Board of Directors has adopted the Articles of Amendment to the Articles of Incorporation to Designate Series II Convertible Preferred Stock of Meridian USA Holdings, Inc. (the "Designation"), designating the rights and preferences of the Convertible Preferred Stock. Under the Designation, the holder of each share of Convertible Preferred Stock has the right to one vote for each share of Common Stock into which such holder's shares of Convertible Preferred Stock could then be converted, and is entitled to vote together as a single class with the holders of Common Stock. In addition, so long as 1,000 shares of Convertible Preferred Stock are outstanding, the holders of the outstanding shares of Convertible Preferred Stock, voting separately as a single series, are entitled to elect one member of the Board. Under a separate Meridian USA Holdings, Inc. Securityholders Agreement, the Issuer's principal shareholders have agreed to vote for such nominee. The Designation also prohibits certain actions by the Issuer without approval of holders of a majority of the outstanding class of Convertible Preferred Stock, including incurring certain indebtedness, entering into certain asset sales, mergers, acquisitions, and other extraordinary corporate transactions, making capital expenditures in excess of $750,000 in a fiscal year, increasing employee compensation, or issuing additional debt or equity securities.

     Under the Securityholders Agreement, U.S. Bancorp Libra has agreed to vote its Convertible Preferred Stock in favor of the nominees for director proposed by the Issuer through and including the Issuer's 2001 Annual Meeting of Shareholders.

     The holders of the Convertible Preferred Stock have designated David Ravich as a member of the Issuer's Board of Directors.

     The Issuer and U.S. Bancorp Libra have entered into a Registration Rights Agreement under which the Issuer is required to use its best efforts to complete a shelf registration under the Securities Act of 1933 with respect to the shares of Common Stock underlying the Convertible Preferred Stock. The Issuer has filed a registration statement with the Securities and Exchange Commission for this purpose.

     Additionally, pursuant to its engagement letter with the Issuer dated May 2, 2000, as part of its consideration for entering into the Securities Purchase Agreement, U.S. Bancorp Libra received warrants to purchase 698,948 shares of Common Stock with an exercise price of $1.75 per share (the "Warrants"). After distributing a number of Warrants to its employees as taxable compensation, U.S. Bancorp Libra retained beneficial ownership of 279,580 Warrants.

     U.S. Bancorp Libra retains the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to change its investment intent, formulate other purposes, plans or proposals regarding the securities, to the extent deemed advisable in light of general investment and trading policies of U.S. Bancorp Libra, market conditions or other factors. Except as set forth herein, U.S. Bancorp Libra does not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The terms of the Securities Purchase Agreement, the Warrants, the Designation, and the Registration Rights, Investor Rights and Security-holders Agreements are incorporated herein by reference, and the foregoing description of certain terms thereof is qualified in its entirety by the terms of such instruments.

Item 5.      Interest in Securities of the Issuer.

                (a) Pursuant to the Securities Purchase
             Agreement, U.S. Bancorp Libra acquired the Notes, which were subsequently converted into 8,230 shares of Convertible Preferred Stock. These shares of Convertible Preferred Stock are presently convertible into 4,841,176 shares of the Issuer's
             Common Stock. As a result of the dividend payable in kind as of March 15, 2001, U.S. Bancorp Libra ac-quired approximately 103 additional shares of Conver-tible Preferred Stock convertible into approximately 60,514 shares of Common Stock. In addition, U.S. Bancorp Libra beneficially owns Warrants for the purchase of 279,580 shares of Common Stock. Accordingly, U.S. Bancorp Libra beneficially owns an aggregate of 5,181,270 shares of the Issuer's Common Stock, or 44.8% of the Issuer's Common Stock outstanding as of March 15, 2001.

                There is a mandatory redemption of the Convertible
             Preferred Stock in the event of a sale of all or substantially all the shares or assets of the Issuer, the acquisition by the Issuer by another entity through merger, reorganization or consolidation, or a change in control of the Issuer. There is also mandatory redemption of all shares of Convertible Preferred Stock still outstanding on June 30, 2010. Dividends on the Convertible Preferred Stock currently accrue at a rate of 5% per annum. Dividends are payable in cash or in additional Convertible Preferred Stock on a quarterly basis on March 15, June 15, September 15 and December
             15. Each of these dividend payments, if made, will result in U.S. Bancorp Libra receiving approximately 105 additional Convertible Preferred Shares, representing an additional approximately 62,000 shares, or 0.5%, of the Issuer's outstanding Common Stock as of March 15, 2001 (with the number of such additional shares of Con-vertible Preferred Stock and underlying Common Stock growing over time as a result of compounding).

                  The Ravich Revocable Trust beneficially owns warrants
             to purchase 307,537 shares of the Issuer's Common Stock. Jess M. Ravich is the co-trustee of that Trust. The Upchurch Living Trust U/A/D 12/14/90 beneficially owns warrants to purchase 7,766 shares of Common Stock. James
             B. Upchurch is the trustee of that Trust.

CUSIP No. 589844109                                        Page 5 of 7


                (b)    U.S. Bancorp Libra has sole voting and
             investment power over the shares of Common Stock issuable upon conversion of the Convertible
             Preferred Stock and the Warrants.

                (c) U.S. Bancorp Libra has not had any other transaction in the Common Stock of the Company within the last 60 days.

                (d)    Not Applicable.

                (e)    Not Applicable.

Item 6.      Contracts, Arrangements, Understandings or
             Relationships With Respect to Securities of the
             Issuer.

             The response to Items 3, 4 and 5 of this Schedule
             13D and the Exhibits hereto are incorporated herein by reference.

Item 7.      Material to be Filed as Exhibits.

     Exhibit 1.1:  Securities Purchase Agreement dated as of
June 16, 2000 by and between the Issuer and U.S. Bancorp Libra.
(Incorporated by reference from Exhibit 10.1 to the Issuer's Current Report on Form 8-K, dated as of June 20, 2000).

     Exhibit 1.2: Warrant to purchase 279,580 shares of Common Stock, dated as of June 16, 2000, issued to U.S. Bancorp Libra (Incorporated by reference from the Form of Warrant filed as Exhibit
4.2 to the Issuer's Current Report on Form 8-K, dated as of June 20,
2000).

     Exhibit 1.3: Articles of Amendment to the Articles of Incorporation to Designate Series II Convertible Preferred Stock of Meridian USA Holdings, Inc. (Incorporated by reference from this document filed as Exhibit 3.1 to the Issuer's Current Report on Form 8-K, dated as of June 20, 2000).

     Exhibit 1.4: Registration Rights Agreement dated as of June 16, 2000 (Incorporated by reference from the Registration Rights
Agreement filed as Exhibit 10.2 to the Issuer's Current Report on
Form 8-K, dated as of June 20, 2000).

     Exhibit 1.5: Investor Rights Agreement dated as of June 16, 2000 (Incorporated by reference from the Investor Rights Agreement filed as Exhibit 10.3 to the Issuer's Current Report on Form 8-K, dated as of June 20, 2000).

     Exhibit 1.6: Meridian USA Holdings, Inc. Securityholders Agreement dated as of June 16, 2000 (Incorporated by reference from the Securityholders Agreement filed as Exhibit 10.4 to the Issuer's Current Report on Form 8-K, dated as of June 20, 2000).

CUSIP No. 589844109                                        Page 6 of 7

                                 Signatures

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 14, 2001                 U.S. BANCORP LIBRA, a division of
                                U.S. Bancorp Investments, Inc.


                              By: Eben Paul Perison
                                 Eben Paul Perison
                                 Managing Director

CUSIP No. 589844109                                        Page 7 of 7


                         EXHIBIT INDEX


Exhibit
Number      Description

1.1 Securities Purchase Agreement dated as of June 16, 2000 by and between the Issuer and U.S. Bancorp Libra. (Incorporated by reference from Exhibit 10.1 to the Issuer's Current Report on Form 8-K, dated as of June 20, 2000).

1.2 Warrant to purchase 279,580 shares of Common Stock, dated as of June 16, 2000, issued to U.S. Bancorp Libra. (Incorporated by reference from form of warrant filed as Exhibit 4.2 to the Issuer's Current Report on Form 8-K, dated as of June 20, 2000).

1.3 Articles of Amendment to the Articles of Incorporation to Designate Series II Convertible Preferred Stock of Meridian USA Holdings, Inc. (Incorporated by reference from this document filed as Exhibit 3.1 to the Issuer's Current Report on Form 8-K, dated as of June 20, 2000).

1.4 Registration Rights Agreement dated as of June 16, 2000 (Incorporated by reference from the Registration Rights Agree-ment filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K, dated as of June 20, 2000).

1.5 Investor Rights Agreement dated as of June 16, 2000 (Incorpor-ated by reference from the Investor Rights Agreement filed as
            Exhibit 10.3 to the Issuer's Current Report on Form 8-K, dated as of June 20, 2000).

1.6 Meridian USA Holdings, Inc. Securityholders Agreement dated as of June 16, 2000 (Incorporated by reference from the Security-holders Agreement filed as Exhibit 10.4 to the Issuer's Current Report on Form 8-K, dated as of June 20, 2000).